UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Mindray Medical International Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

602675100

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 602675100

1	NAME OF REPORTING PERSON
Orbis Asset Management Limited ("OAML"); Orbis Investment Management (B.V.I.) Limited ("OIML BVI") and Orbis Investment Management Limited ("OIML")

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION OAML and OIML are companies organized under the laws of Bermuda. OIML BVI is a company organized under the laws of the British Virgin Islands.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON FI (OIML, OIML BVI), OO (OAML)

CUSIP No.: 602675100

ITEM 1(a).	NAME OF ISSUER:
Mindray Medical International Limited
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
Mindray Building, Keji 12th Road South, High-tech Industrial Park, Nanshan, Shenzhen 518057, P. R. China.
ITEM 2(a).	NAME OF PERSON FILING:
Orbis Asset Management Limited; Orbis Investment Management (B.V.I.) Limited and Orbis Investment Management Limited
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Orbis House, 25 Front Street, Hamilton, HM11, Bermuda
ITEM 2(c).	CITIZENSHIP:
OAML and OIML are companies organized under the laws of Bermuda. OIML BVI is a company organized under the laws of the British Virgin Islands.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
602675100
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[X] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J); For OIML and OIML BVI
(k)	[X] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: equivalent to IA (for OIML and OIML BVI)

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
0
	(b)	Percent of class:
0
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Limited and Orbis Investment Management (B.V.I.) Limited are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2014

Date
Orbis Asset Management Limited Orbis Investment Management (B.V.I.) Limited Orbis Investment Management Limited
/s/ James J. Dorr

Signature
James J. Dorr, General Counsel

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).